UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Valvoline Inc.
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)
92047W 101
(CUSIP Number)
December 31, 2016
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS. Ashland Global Holdings Inc. IRS Identification No. of Above Person: 81-2587835
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 170,000,000
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 170,000,000 (see Item 4(c)(iv) below)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 83.1%
12.	TYPE OF REPORTING PERSON CO

Item 1	(a) Name of Issuer
Valvoline Inc.
(b) Address of Issuer’s Principal Executive Offices
3499 Blazer Parkway, Lexington, KY 40509

Item 2	(a) Name of Person Filing
Ashland Global Holdings Inc.
(b) Address of Principal Business Office
50 E. RiverCenter Boulevard, Covington, KY 41011
(c) Citizenship
Delaware
(d) Title of Class of Securities
Common stock, par value $0.01 per share
(e) CUSIP Number
92047W 101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4	Ownership
Provide the following information regarding aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
170,000,000
(b) Percent of class:
83.1%
(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
170,000,000

(ii)	Shared power to vote or to direct the vote
0

(iii)	Sole power to dispose or to direct the disposition of
0

(iv)	Shared power to dispose or to direct the disposition of
170,000,000
The shares are subject to a lock-up agreement in favor of Merrill Lynch, Fenner, Pierce & Smith Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as representatives of the several underwriters referred to therein (collectively, the “Representatives”), entered into in connection with the Issuer’s initial public offering.  The lock-up agreement, which expires March 21, 2017, prohibits Ashland Global Holdings Inc. from selling any of its shares of Issuer without the prior written consent of the Representatives.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 7, 2017

ASHLAND GLOBAL HOLDINGS INC.

By:	/s/ Peter J. Ganz
Name: Peter J. Ganz
Title: Senior Vice President, General Counsel and Secretary